SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2016

Commission File No. 1-31690

TransCanada PipeLines Limited
(Translation of Registrant's Name into English)

450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                      ☐                      Form 40-F                      ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 13.1, 13.2 and 99.1 to this report, furnished on Form 6-K, shall be incorporated by reference into the following Registration Statement under the Securities Act of 1933, as amended, of the registrant: Form F-10 (File No. 333-208588).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2016	TRANSCANADA PIPELINES LIMITED

	By:	/s/ Donald R. Marchand
Donald R. Marchand
Executive Vice-President, Corporate Development and
Chief Financial Officer

	By:	/s/ G. Glenn Menuz
G. Glenn Menuz
Vice-President and Controller

EXHIBIT INDEX

13.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended March 31, 2016.

13.2
Consolidated comparative interim unaudited financial statements of the registrant for the period ended March 31, 2016 (included in the registrant's First Quarter 2016 Quarterly Report to Shareholders).

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Schedule of earnings coverage calculations at March 31, 2016.